July 7, 2006

Via EDGAR
---------

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

RE:  Orion HealthCorp, Inc.
     Item 4.01 Form 8-K
     Filed June 30, 2006
     File No. 001-16587

Ladies and Gentlemen:

     Orion HealthCorp, Inc., a Delaware corporation (the "Company"), hereby submits in electronic form for filing the accompanying Amendment No. 1 to the Current Report on Form 8-K (the "Form 8-K/A") of the Company reflecting changes from the Current Report on Form 8-K as filed with the Securities and Exchange Commission (the "Commission") on June 30, 2006.

     The attached Form 8-K/A reflects the responses of the Company to comments received from the Staff of the Commission (the "Staff") in a letter from Vanessa Robertson, dated July 3, 2006 (the "Comment Letter"). The discussion below is presented in the order of the numbered comments in the Comment Letter.

     The Company's responses to the Staff's comments are as follows:

Item 4.01(a)
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1.   Please revise the third paragraph of your filing to state whether during the registrant's two most recent fiscal years and any subsequent interim period preceding resignation, there were any disagreements with the former accountant. You should specify the "subsequent interim period" as the "interim period through June 27, 2006."

     The Staff's comment is noted and the requested revision has been made to the third paragraph of Item 4.01(a) in the Form 8-K/A in response to the comment.

2. Please revise the fifth paragraph of your filing to specify the "subsequent interim period" as the "interim period through June 27, 2006."

     The Staff's comment is noted and the requested revisions have been made to the first paragraph of Item 4.01(b) in the Form 8-K/A in response to the comment.

3. To the extent that you make changes to the Form 8-K to comply with our comments, please obtain and file an updated Exhibit 16 letter from the former accountant stating whether the accountant agrees with the statements made in your revised Form 8-K.

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Orion HealthCorp, Inc.
July 7, 2006
Page 2

     The Staff's comment is noted and an updated letter from UHY Mann Frankfort Stein & Lipp CPAs, LLP is attached as Exhibit 16.1 to the Form 8-K/A.

     In connection with the filing of the Form 8-K/A, the Company hereby acknowledges that:

o The Company is responsible for the adequacy and accuracy of the disclosure in the Form 8-K/A;

o Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Form 8-K/A; and

o The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     If you have any questions concerning the above responses, please do not hesitate to contact me at (678) 832-1800.

                                                         Sincerely,

                                                         /s/ Stephen H. Murdock
                                                         Stephen H. Murdock
                                                         Chief Financial Officer